SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                15 October 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Acquisition of Lynx announcement made on 01 October, 2007
             2.  Transaction in Own Shares announcement made on 01 October 2007
             3.  Transaction in Own Shares announcement made on 01 October 2007
             4.  Transaction in Own Shares announcement made on 02 October 2007
             5.  Transaction in Own Shares announcement made on 02 October 2007
             6.  Buy Back Programme announcement made on 05 October 2007
             7.  BT Finance B.V. accounts announcement made on 05 October 2007
             8.  Transaction in Own Shares announcement made on 08 October 2007
             9.  Andy Green to leave BT announcement made on 08 October 2007
             10. Transaction in Own Shares announcement made on 09 October 2007
             11. Transaction in Own Shares announcement made on 09 October 2007
             12. Binding Offer for Net2s announcement made on 10 October 2007
             13. Transaction in Own Shares announcement made on 10 October 2007
             14. Transaction in Own Shares announcement made on 11 October 2007
             15. Transaction in Own Shares announcement made on 12 October 2007

Enclosure 1

October 1, 2007


                            BT BUYS LYNX TECHNOLOGY

                   Purchase of a second leading UK IT company



BT announced today it has acquired Lynx Technology, one of the UK's foremost suppliers of IT services.

     The acquisition of Lynx Technology follows the purchase of Basilica Computing that BT announced in August and further enhances BT Business' capability to create and deliver complete IT solutions for small and medium-sized enterprises (SMEs) in the UK.

     Founded in 1973, Lynx Technology specialises in consulting, technology and outsourcing. It is a Microsoft, Cisco, Symantec and Surf Control Gold Partner, and an HP Business Partner. It has more than 500 employees, including 200 field engineers, 50 consultants and 100 service, support and logistics staff. Its headquarters are in Chesterfield, Derbyshire.

     Bill Murphy, managing director of BT Business, said: "Lynx Technology is a very impressive IT services business, with a proven track record of understanding and meeting the needs of SMEs. Their expertise complements that of Basilica Computing and combined with our existing operation will enable us to give our customers genuinely converged communication and IT solutions.

     "Small and medium sized companies need to focus on their core business. Our customers tell us they want to concentrate on 'doing what they do best'. We make that possible by taking care of their entire communications and IT; linking their customers, suppliers and partners and enabling communication, collaboration and commerce."

     Paul Edgeley, managing director, Lynx Technology, said: "This is a very exciting time for everyone at Lynx Technology. We're delighted with the opportunities this transaction will deliver to the strong platform that we have developed. And we're confident that this will prove to be extremely beneficial for our customers, employees and our business partners."

     Lynx Technology generated revenues of GBP47 million and had audited gross assets of GBP15.6 million for the year ended September 30, 2006.


Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial +44 20 7356 5369


All BT Group news releases can be accessed at our web site: www.bt.com/ newscentre


Notes to editors


About BT Business


   -BT Business is a division within BT Retail that focuses entirely on the communications needs of SMEs in the UK. It serves and supports more than 1.5 million small and medium sized companies across the UK. It provides these companies with voice, broadband and IT services enabling them to sell their services to customers around the globe.
   -BT Business' revenue as at March 31, 2007 was GBP2,353 million. This represents 27 per cent of BT Retail's revenue.
   -BT Business is the UK's number one business broadband provider with 45 per cent of the DSL market and has a 40 per cent share of the voice market.


Lynx Technology web site


   -For more information about Lynx Technology visit: www.lynxtec.com


About BT


BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended March 31, 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt

Enclosure 2

Monday 1 October 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 4,000,000 ordinary shares at a market price of 310.2148 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 552,291,417 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,088,363,435.


The above figure (8,088,363,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 3

Monday 1 October 2007

                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 350,000 ordinary shares at a price of 309.217714 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 552,641,417 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,088,013,435.

The above figure (8,088,013,435) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 4

Tuesday 2 October 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred in connection with its employee share plans 232,196 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 552,409,221 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,088,245,631.


The above figure (8,088,245,631) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 5

Tuesday 2 October 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 306.99 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 554,409,221 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,086,245,631.

The above figure (8,086,245,631) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 6

5 October 2007


BT GROUP PLC


Transactions in Own Shares


BT Group plc (the "Company") announces that it has instructed commencement of a non-discretionary programme to purchase ordinary shares, to be held as treasury shares, during its close period.


The buy back programme will be managed by Deutsche Bank AG, who are an independent third party that the Company has duly authorised to make trading decisions independently of, and uninfluenced by, the Company.


Any purchases will be effected within certain pre-set parameters, and in accordance with both the Company's general authority to repurchase shares and Chapter 12 of the Listing Rules which requires that the maximum price paid be limited to no more than 5 per cent above the average market value for the shares as derived from the London Stock Exchange Daily Official List for the five business days immediately prior to such purchase.



                             ---- Ends ----

Enclosure 7

5 October 2007

Annual Report of BT Finance BV for the year ended 31 March 2007


A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:



Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel no: (0)20 7066 1000


                                     - ENDS -

Enclosure 8

Monday 8 October 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 900,000 ordinary shares at a price of 302.33 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 555,309,221 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,085,345,631.


The above figure (8,085,345,631) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 9

DC07-509                                                         October 9, 2007



                Andy Green leaves BT to become CEO of LogicaCMG


Andy Green will be leaving BT at the end of the year to become the CEO of LogicaCMG. Andy joined BT in 1986 and is currently CEO of group Strategy and Operations. He will take up his new role on 1 January 2008.

Andy has played a central role in many of BT's defining moments during more than twenty years. From transforming the performance of the Payphones division in the eighties through to the original launch of broadband services. But Andy's major contribution has been building a successful global business for BT. He led BT Global Services from 2001 to April 2007 through major restructuring and organic and inorganic expansion to reach its current position as a leading player in the global networked IT services market.

Andy Green said "I have had a fantastic twenty-one years at BT. Over that time I have been privileged to help the business grow into the strong confident company it is today and I would like to wish all my friends and colleagues success in the future. I am excited by the new challenge that becoming the CEO of LogicaCMG provides, and delighted that I will continue to have the opportunity to work with BT as a business partner".

Ben Verwaayen, chief executive of BT, praised Andy Green's achievements: "Andy has made a tremendous contribution to BT. He has led a remarkable turnaround in our global business, and helped set the company on its current course of profitable growth. We have all benefited from his commitment and his vision. I am sure he will be an outstanding CEO of LogicaCMG. Andy leaves with our best wishes for the future."

The date when Andy Green stands down from the BT Board will be announced in due course.





For further information

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News



About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.



In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.



British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.



For more information, visit www.bt.com/aboutbt

Enclosure 10

Tuesday 9 October 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 87,269 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 555,221,952 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,085,432,900.

The above figure (8,085,432,900) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 11

Tuesday 9 October 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 800,000 ordinary shares at a price of 306.10 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 556,021,952 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,084,632,900.


The above figure (8,084,632,900) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 12

                               10 October 2007



                BT IN EXCLUSIVE NEGOTIATIONS TO ACQUIRE NET2S SA



BT Group plc ("BT") announces today that it has submitted a binding, conditional offer to acquire 68.6% of Net2S SA's outstanding issued share capital (the "Block") from four controlling founding shareholders at a price of EUR5.27 per share (the "Acquisition"). This offer values the entire outstanding Net2S SA issued share capital at approximately EUR68.5 million.



As consideration, BT will issue shares in exchange for 5,566,022 shares representing 42.9% of Net2S SA's issued share capital held by three founding shareholders. The remaining 3,341,244 Net2S SA shares of the Block will be acquired for cash. In addition, it is proposed that before closing of the Acquisition, Net2S SA distributes EUR5 million of cash to its current shareholders by way of a special dividend, equating to EUR0.385 per share.



Net2S SA provides technology consulting and engineering services for critical business solutions to large corporate customers. The Company is headquartered in Paris and employs approximately 800 people operating mainly in France, but also with a presence elsewhere in Europe, USA and Morocco. For the year ended 31 December 2006, Net2S SA reported revenues of approximately EUR77 million.



The proposed acquisition is conditional upon the parties finalising their on-going exclusive negotiations and obtaining the necessary regulatory clearances. Both BT and Net2S SA will now commence consultation with the representatives from the works councils. The four founding shareholders have granted BT exclusivity until 31 December 2007 in order to finalise the transaction.



Subject to completion of the acquisition of the Block and to approval from France's Autorite des Marches Financiers, BT will implement a public tender offer for the remaining issued share capital of Net2S SA at a price of EUR5.27 per share (the "Tender Offer"). The consideration for the Tender Offer will be payable in cash.



A further announcement will be made in the coming weeks if the current negotiations lead to an agreement.



Notes

The four founding shareholders from whom BT is purchasing the Block are Mr.Bernard Razaghi, Mr.Pascal Petit, Mr.Ali Pichvai and Mr.Christophe Canonne.



The actual number of BT shares to be issued to those three founding shareholders receiving BT shares as consideration will be determined by reference to the BT share price as at the earlier of the time of final settlement of the Tender Offer and 30 April 2008.



For further information

Inquiries about this statement should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.bt.com/newscentre.



About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.



In the year ended March 31, 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.



British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group plc. BT Group plc is listed on stock exchanges in London and New York.



For more information, visit www.bt.com/aboutbt

Enclosure 13

Wednesday 10 October 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 1,000,000 ordinary shares at a price of 304.89 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 557,021,952 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,083,632,900.


The above figure (8,083,632,900) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



                                    = ends =

Enclosure 14

Thursday 11 October 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 300,000 ordinary shares at a price of 312.42 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 557,321,952 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,083,332,900.


The above figure (8,083,332,900) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =

Enclosure 15


Friday 12 October 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Deutsche Bank AG 600,000 ordinary shares at a price of 313.9036 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 557,921,952 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,082,732,900.

The above figure (8,082,732,900) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.


                                    = ends =


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 15 October, 2007